# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: PROVECTUS BIOPHARMACEUTICALS, INC., CIK 0000315545
CUSIP: 74373P108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 800 S. GAY STREET, SUITE 1610, KNOXVILLE, Tennessee (TN), 37929
Date of event which requires filing of this statement: 12/02/2025
Filed by CIK 0001703719
Persons authorized to receive notices and communications: Heather Raines, 800 S. Gay Street, Suite 1610, Knoxville, Tennessee (TN), 37929, (866) 594-5999

## Reporting persons
- Dominic Rodrigues (CIK 0001703719): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 24,575,060; shared voting power 64,548; sole dispositive power 24,575,060; shared dispositive power 645,489; aggregate amount beneficially owned 25,220,549 (5.67% of the class)
  Comment: (1) Sole voting and dispositive power includes 500 shares of common stock owned directly by the Reporting Person, 431,400 shares of common stock owned by the Reporting Person through a retirement plan, 10,764,400 shares of common stock issuable upon exercise of stock options that are currently exercisable, and 13,378,760 shares of common stock issuable upon conversion of 1,337,876 shares of Series D-1 Convertible Preferred Stock held by the Reporting Person.
  
  (2) Shared voting and dispositive power includes 509,089 shares of common stock owned by the Reporting Person and spouse, 112,700 shares of common stock owned by the Reporting Person's spouse, and 23,700 shares of common stock held as custodian for children.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: PROVECTUS BIOPHARMACEUTICALS, INC.
Address of issuer's principal executive offices: 800 S. GAY STREET, SUITE 1610, KNOXVILLE, Tennessee (TN), 37929

## Item 2. Identity and Background
Name of person filing: Dominic Rodrigues (the "Reporting Person")
Residence or business address: 800 S. Gay Street, Suite 1610, Knoxville, TN 37929
Present principal occupation or employment: Vice-Chairman and President of the Issuer, a clinical-stage biotechnology company. The address of the Issuer is 800 S. Gay Street, Suite 1610, Knoxville, TN 37929.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: U.S.A.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On September 16, 2022, the Reporting Person acquired 11,416,242 shares of Series D Convertible Preferred Stock held by CAL Enterprises in an arm's length transaction at a purchase price of $0.2862 per share. On June 21, 2024, the Reporting Person and the Issuer entered into a conversion agreement providing for the forfeiture and redemption of the 11,416,262 shares of Series D Convertible Preferred Stock in exchange for 1,141,626 shares of Series D-1 Convertible Preferred Stock.

On December 2, 2024, the Issuer granted the Reporting Person 16,146,600 stock options, which vest in three equal annual installments beginning on the grant date.

The remainder of the shares of Common Stock held by the Reporting Person were acquired in other market transactions from 2007 to 2016.

The Reporting Person acquired the Issuer securities reported herein using his personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities for investment purposes. In his capacity as a director and executive officer of the Issuer, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Issuer's Insider Trading Policy, the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person may, from time to time, purchase additional securities of the Issuer either in the open market or in privately-negotiated transactions, depending upon the Reporting Person's evaluation of the Issuer's business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Person may also decide to hold or dispose of all or part of his investments in securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D, the Reporting Person beneficially owns an aggregate of 25,220,549 shares of Common Stock, or 5.67% of the Issuer's outstanding shares of Common Stock. The beneficial ownership percentages used in this Schedule 13D are calculated based on a total of 420,279,879 shares of Common Stock outstanding as of December 2, 2025 plus (i) 13,378,760 shares of Common Stock issuable upon conversion of 1,337,876 shares of Series D-1 Convertible Preferred Stock held by the Reporting Person and (ii) 10,764,400 shares of Common Stock issuable upon exercise of stock options that are currently exercisable.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power over 500 shares of Common Stock owned directly by the Reporting Person, 431,400 shares of Common Stock owned by the Reporting Person through a retirement plan, 13,378,760 shares of Common Stock issuable upon conversion of 1,337,876 shares of Series D-1 Convertible Preferred Stock held by the Reporting Person, and 10,764,400 shares of Common Stock issuable upon exercise of stock options that are currently exercisable. The Reporting Person has shared voting and dispositive power over 509,089 shares of Common Stock owned by the Reporting Person and spouse, 112,700 shares of Common Stock owned by the Reporting Person's spouse, and 23,700 shares of Common Stock held as custodian for children.
Transactions in the class effected during the past sixty days: On December 2, 2025, 5,382,200 stock options vested that were previously granted to the Reporting Person by the Issuer pursuant to a stock option award agreement.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On June 21, 2024, the Reporting Person and the Issuer entered into a conversion agreement providing for the forfeiture and redemption of 11,416,262 shares of Series D Convertible Preferred Stock in exchange for 1,141,626 shares of Series D-1 Convertible Preferred Stock.

On December 2, 2024, the Issuer granted the Reporting Person 16,146,600 stock options pursuant to a stock option award agreement. The stock options vest in three equal annual installments beginning on the grant date.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Conversion Agreement, dated June 21, 2024, by and between the Issuer and Dominic Rodrigues (incorporated by reference to the Exhibit 10.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on June 25, 2024).

Exhibit B: Form of Common Stock Option Agreement for Officers (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 4, 2024).

## Signatures
- Dominic Rodrigues: /s/ Dominic Rodrigues, Dominic Rodrigues, Vice-Chairman and President (12/08/2025)